Exhibit 99.1

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10 15 20 30 25 40 70 60 50 85 100 Y ea s t: P i chi a pas t or i s

• • • • • • • • • • •

• • • • •

• • • • • • • • •

• • • • • • • • • • • • • •

•

• • • • •

• • • • • • • • • “

• - - • - • - • • • • • • • •

• • •

10 1 10 2 10 3 10 4 10 5 10 6 Titer [TCID 50 /g] limit of detection ٓٓٓٓ ٓٓٓٓ ٓٓٓٓ ٓٓٓٓ 9 8 7 6 5 4 3 2 1 SARS - CoV - 2 RNA copies/ml BALF ٓٓ ٓٓٓٓ ٓ ٓٓ de t e c t i o n limit

• • • • • • • •

• • •

• •

• • • • • •

SCINAI

IMMUNOTHERAPEUTICS

Corporate Presentation | September 2023 | Nasdaq: SCNI



SAFE HARBOR STATEMENT

This communication contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify such forward-looking statements. All statements, other than statements of historical facts, included in this communication regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of the management of Scinai Immunotherapeutics Ltd. ("Scinai") are forward-looking statements. Examples of such statements include, but are not limited to, statements regarding the therapeutic and commercial potential of nanosized antibodies (NanoAbs); the pipeline market potential; and the timing of NanoAb proof-of-concept studies and clinical trials. These forward-looking statements reflect management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, those related to: the possibility that the therapeutic and commercial potential of NanoAbs will not be met; potential changes in the pipeline market potential; a delay in the preclinical and clinical data for NanoAbs, if any; Scinai's ability to secure additional capital on attractive terms, if at all; Scinai's ability to acquire rights to additional product opportunities; Scinai's ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai's manufacturing facility in Jerusalem, if at all or when required; the manufacturing facility will not be able to be used for a wide variety of applications and other pharmaceutical technologies; and those inherent in drug development, which involves a lengthy and expensive process with uncertain outcomes. More detailed information about such risks and uncertainties can be found in the Company's filings with the Securities and Exchange Commission (the "SEC"), including those set forth in the section entitled "Risk Factors" in the Company's Annual Report on Form 10-K filed with the SEC on April 17, 2023. Scinai undertakes no obligation to revise or update any forward-looking statement.

SCINAI IMMUNOTHERAPEUTICS

Advancing new pipeline of innovative VHH antibody (NanoAb) based drugs from R&D through commercialization

Targeting autoimmune and infectious diseases with large under-served needs and attractive commercial opportunities such as:

- PSORIASIS
- ASTHMA
- COVID-19
- PSORIATIC ARTHRITIS
- WET AMD



NANOSIZED ANTIBODY PIPELINE: HUGE OPPORTUNITY



HUMAN ANTIBODY (mAb)



ALPACA-DERIVED ANTIBODY (NanoAb)

Alpaca-derived nanosized antibodies (NanoAbs) are also known as VHH antibodies[1]

mAb therapeutic market size is ~$205 billion[2] including Cosentyx for psoriasis $4.8 billion (2022)

NanoAbs: Human monoclonal antibody (mAb)'s biobetter

1. VHH antibody is trademarked by ABLYNX N.V., a wholly owned subsidiary of Sanofi, as Nanobody. Scinai has no affiliation with and is not endorsed by Sanofi.

2. https://www.researchandmarkets.com/reports/5791212/monoclonal-antibody-therapeutics-market-source (accessed 14.Aug.2023)

MAX PLANCK AND SCINAI COLLABORATION

Designed to create significant clinical and commercial advantages

Scinai brings...

- Recombinant protein drug development experience from lab to Phase 3 clinical trial
- Manufacturing, quality, international regulatory experience
- GMP biologics manufacturing facility
- Best-in-class equipped labs
- Top-tier big pharma & biotech leadership expertise

Max Planck & UMG[1] bring...

- World-class science & access to leading scientists
- NanoAb platform for the development of promising potent therapeutics
- Patents covering NanoAbs & their manufacturing



Professor Dr Dirk Görlich
Director of Max Planck Institute for Multidisciplinary Sciences Winner of inaugural World Laureates Association (WLA) Prize in Life Sciences or Medicine



Professor Dr Matthias Dobbelstein
Fellow at Max Planck Institute for Multidisciplinary Sciences
UMG Head of Department

1. Max Planck Institute for Multidisciplinary Sciences and the University Medical Center Göttingen (UMG)

PLATFORM VALUE PROPOSITION

NanoAbs' unique physicochemical attributes can generate multiple crucial advantages vs human monoclonal antibodies (mAbs)

Manufacturing

- 10-times more active pharmaceutical ingredients (API) per gram of manufactured protein vs. mAbs
- Faster and lower cost production in yeast (pichia) vs mammalian cells

R&D

- Quicker antibody discovery and optimization due to massive libraries
- De-risked pipeline development leveraging approved mAb targets

Product

- Hyper-thermostable = longer shelf life, easier storage & distribution
- Superior specificity & affinity to target potentially enables lower dose, fewer adverse events, lower cost
- Adaptable half life

Patient Safety & Convenience

- Multiple, easier routes of administration
- Lower immunogenicity
- Fewer contraindications
- Potentially safer & lower dose

DERISKED DRUG DEVELOPMENT

NanoAbs feature a favorable path to market compared to risks associated with traditional drug development

Source of Risk	NanoAb	
Molecular Target	✓	Validated by existing but sub-optimal mAb therapies
Mechanism of Action	✓	Well understood
Composition of Matter	**TBD**	Assessing safety & efficacy of alpaca-derived NanoAbs
Commercial	+	Strong demand for available mAbs, and underserved populations

Validated Therapeutic Use
First commercial VHH-antibody is blood disorder therapy Caplacizuma – by Ablynx, a company acquired by Sanofi in 2018 for $4.8B

SCINAI

NANOAB PRODUCTION: HIGH YIELD, LOW COST, IN-HOUSE

Efficient and extremely clean process in yeast

Batch fermentation yields up to 9g / liter,
indicating kg yields in standard 1000-liter fermentor



kDa
0.5 µl Harvest Supernatant
100
85
70
60
50
40
30
25
20
15
10
NanoAb

Yeast: Pichia pastoris



PIPELINE MOLECULAR TARGETS



IL-13
IL-17A
TSLP
RBD
IL-17F
IL-17A/F
IL-4RA
IL-4Ra
ANG-2
VEGF-A
HETERODIMER

COVID-19

- Strong in vivo data for inhaled therapeutic and prophylactic

PSORIASIS, PSA, ATOPIC DERMATITIS, HS

- Single compound targeting IL-17A and IL- 17F and IL-17AF
- Novel local use
- Larger target population than the one addressed by mAbs such as Cosentyx or Taltz and Siliq

ASTHMA, ATOPIC DERMATITIS

- Asthma ~ quick time to POC
- Antibodies targeting IL-13 and TSLP, have large commercial potential
- Novel routes of administration: e.g. Inhalation
- larger target population than the one addressed by mAbs such as Nucala, Xolair or Dupixent

WET AMD

- Targets well-validated
- Limited development competition
- Large commercial opportunity

PIPELINE ADDRESSING LARGE MARKETS WITH UNDERSERVED NEEDS

COVID-19 NanoAb: Proof-of-concept as therapeutic and prophylactic.
Psoriasis proof-of-concept anticipated in 2023.

Autoimmune

Market Sizes

- Validated targets of existing mAb treatments
- Short time to value generation, lower risk than mAbs
- Large markets growing at attractive CAGRs


Asthma
€2.6B
Psoriatic arthritis
€4.5B
Macular degeneration (AMD)
€5B
Psoriasis
€9B

Infectious

- Common diseases (e.g. COVID-19, Influenza)
- Platform potential for response to emerging pandemic pathogens


COVID-19
Pfizer's estimate for 2023 Paxlovid revenues[1]
$8B+

1. https://s28.q4cdn.com/781576035/files/doc_financials/2023/q2/Q2-2023-PFE-Earnings-Release.pdf

SCINAI

PIPELINE DEVELOPMENT: STATUS & UPCOMING MILESTONES

Anti-IL-17 psoriasis treatment in-vivo proof-of-concept in 2023, clinical trial 2024

		Drug Discovery (Max Planck)							
Indication	**Molecular Target**	**Alpacas Immunized**	**VHH Antibody Selected**	**Clones Generated**	**Manufacturing Process & Analytical Method Development**	**In vitro / Ex vivo**	**In Vivo Proof-of-Concept**	**Toxicology**	**Clinical Phase 1/2**
Covid-19 Therapeutic	RBD							Ready for Partnering	
Covid-19 Prophylactic	RBD							Ready for Partnering	
Psoriasis, PSA, Atopic Dermatitis, HS	IL-17A, F, AF								Est. H2'24
Asthma, Atopic Dermatitis	IL-4Ra IL-13 IL-4 TSLP								Est. 2025 Est. 2025 Est. 2025
Wet AMD	VEGF-A ANG-2								TBD TBD

Est. – Estimated timing

ANTI-IL-17 NANOAB

INITIAL FOCUS: THE LARGE AND GROWING PSORIASIS MARKET WITH UNDERSERVED NEEDS

7.5M
US patients; 125M worldwide

€9B
Biologics market in 2020 growing at 7% CAGR

€4-5B
Market estimate for IL-17s Abs in 2026

Current standards of care:

- Topical (steroids, vitamin D analogues, retinoids)
- Phototherapy
- Systemic
  - Traditional systemics (e.g. methotrexate, acitretin, and ciclosporin)
  - Injected biologics (mAbs)
  - Oral (including Otezla, Xeljanz, Sotyktu)

The opportunity:

- Current biologics and new oral treatments are systemic, not topical
- Recently developed systemic treatments target mostly the 15% of patients with severe psoriasis (due to costs and risk vs. benefit for patients)
- Patients with mild to moderate psoriatic need a topical, local treatment that is highly efficacious, specific and safe to use

Sources: National Psoriasis Foundation; industry sources;

FOUR APPROVED IL-17 INHIBITORS ON THE MARKET

All target psoriasis, some of them target additional indications

Name	Company	Approved Date EU5	Indication	Target	Route of Administration	Expected LOE EU5
Cosentyx (secukinumab)	NOVARTIS	2015	• Moderate to severe plaque psoriasis • Psoriatic arthritis • Ankylosing spondylitis • Non-radiographic axial spondyloarthritis	IL-17A	Subcutaneous injection	2030
Siliq (brodalumab)	BAUSCH Health	2017	• Moderate to severe plaque psoriasis	IL-17A	Subcutaneous injection	2029
Taltz	Lilly	2016	• Moderate to severe plaque psoriasis • Psoriatic arthritis • Ankylosing spondylitis • Non-radiographic axial spondyloarthritis	IL-17A	Subcutaneous injection	2031
Bimzelx	ucb	2021	• Moderate to severe plaque psoriasis • Psoriatic arthritis (Pre-registration) • Ankylosing spondylitis (Pre-registration) • Axial spondyloarthritis (Pre-registration) • Suppurativa hidradenitis (Phase III)	IL-17A and F	Subcutaneous injection	n/a

Source: Datamonitor; L.E.K. research and analysis

WHY DEVELOP AN ANTI-IL-17 NANOAB?

Strong business and clinical potential for development and commercialization

Success Factor	Rationale
IL-17 is a well-established target in psoriasis	IL-17 molecular target in psoriasis is well understood and has been validated by existing therapies, e.g., Cosentyx, Siliq, Taltz and bimekizumab.
There is evidence of IL-17 being responsive to nanobodies	Ability of nanobodies to neutralise IL-17 has been already established • Sonelokimab, IL-IL-17A/F nanobody, showed positive Phase II results, meeting its primary endpoint in patients with moderate to severe psoriasis
Characteristic of the asset could help address specific unmet needs of the target population	The anti-IL17 VHH antibody with its local RoA would address an unmet need of mild to moderate psoriasis patients seeking an alternative to less effective topical agents Most novel oral and biological treatments tend to focus on moderate to severe psoriasis segment, and have a systematic RoA not optimal for less severe patients

Source: BiondVax; L.E.K. research and analysis

NANOABS TARGET UNDERSERVED POPULATION

Underserved patient population

- 125 million patients, including 7.5 million US adults
- 80-90% is plaque psoriasis
- Current therapies targeted only to moderate & severe patients, administered systemically
- Mild patients may suffer from considerable and visible lesions which may be uncomfortable, painful, and impact social and mental well-being
- Mild patients are ineligible for biological treatments; and moderate psoriatic patients are often reluctant to receive systemic biological treatments due to side effects

Psoriasis prevalence and severity

MILD = 50% of patient population	MODERATE = 28%	SEVERE = 22%
 **<3% of the body.**	 **3-10% of the body.**	 **>10% of the body.**
Typically little effect on the quality of life.	Generally affects the quality of life.	Typically has a severe impact on the quality of life.

Sources: Canadian Psoriasis Network; National Psoriasis Foundation; https://link.springer.com/article/10.1007/s13555-021-00518-8

ANTI-IL-17 NANOAB FOR PSORIASIS: DERISKED DRUG DEVELOPMENT

Attractive market potential, proven target, short time to proof-of-concept

Source of Risk	NanoAb	
Molecular Target	✓	Validated by existing therapies: Cosentyx, Siliq, Taltz and Bimzelx
Mechanism of Action	✓	Well understood
Composition of Matter	TBD	Moonlake's (MLTX) Sonelokimab NanoAb "demonstrated rapid & durable clinical response" in Phase 2b trial
Commercial	+	Strong demand for available mAbs; massive underserved populations of mild to moderate psoriasis patients

Scinai's IL-17 NanoAb value added
Unlike Moonlake's treatment, Scinai's NanoAb will be administered locally, suggested greater convenience and safety for patients

ANTI-IL-17 NANOAB ADVANTAGES

Single NanoAb neutralizes IL-17 A, F, and AF complex


IL-17 A
IL-17 F
IL-17 AF COMPLEX
normalized inductionabove background
VHH (nM)
NanoAb leads:
Bm17B02
Re42F08

	Other Treatments	SCINAI's IL-17 NanoAb	Intended Advantage
Molecular Target	Most of the commercially available mAbs target IL-17A Bimzelx and Sonelokimab validated adding IL-17F as target improves clinical results when treating plaque psoriasis	Single NanoAb neutralizes IL-17 forms A, F, and AF complex	More efficient production
Administration	Systemic	Local	Better fit for the target population with small areas impacted. Prevents the side effects associated with systemic administration Convenient, safer
Target Patient Population	Moderate to severe psoriasis (25% of patients)	Local treatment of mild to moderate psoriasis (85% of patients)	Larger addressable market
Storage Conditions	-20C Cool/Frozen	Room temperature	Longer shelf life, minimal cold chain

VAST & GROWING MARKET FOR COVID-19 THERAPIES



> SARS-CoV-2 is unlikely to be eliminated, let alone eradicated; **it will probably continue to circulate indefinitely** in periodic outbreaks and endemics.
>
> -- ANTHONY FAUCI, December 2021.[1]

NEED FOR TREATMENT IS GROWING…

- Current COVID therapies experiencing MASSIVE demand – 110 million infections excluding China in 2022 with 15% requiring anti-virals.
- 2023 demand is projected to increase (112 million infections with 17% requiring anti-virals) as with fewer protected by vaccines, more patients expected to seek anti-viral treatments
- Current treatments leave underserved population (e.g. contraindications and drug to drug interactions)
- Unmet need: Therapeutics and prophylactics with fewer restrictions, lower risk for adverse effects, and convenient to use (self-administration)

…WHILE VACCINES ARE IN DECLINE

- Immunity wanes over time
- Need for frequent vaccinations to maintain immunity make vaccines less economic
- Reduced effectiveness against emerging variants
- Declining public trust and uptake
- Payers hesitant to invest in mass vaccination campaigns

1. New England Journal of Medicine. https://www.nejm.org/doi/full/10.1056/NEJMp2118468

COVID MARKET POTENTIAL

Current FDA-approved COVID treatments: [1]

- Oral antiviral pills:
  - Pfizer's Paxlovid (nirmatrelvir + ritonavir)
  - Merck's Lagevrio (molnupiravir)
- Intravenous (IV) antiviral:
  - Gilead's Veklury (remdesivir)
- Immune modulators:
  - Olumiant (baricitinib) and Actemra (tocilizumab) for certain hospitalized adults with COVID-19

FDA EUA: [2]

- Only one mAb: Genentech's Actemra (tocilizumab) – highly limited indication

FDA authorizations withdrawn – inactive vs Omicron:

- Regeneron's REGEN-COV (casirivimab and imdevimab).
- GSK's Xevudy (sotrovimab)
- Evusheld's EUA withdrawn 26 Jan 2023 leaving **no prophylactic treatment**

Big pharma continuing to invest in COVID

- AZ is developing a second generation to Evusheld

Paxlovid [3]
(nirmatrelvir | ritonavir)

90% US Covid tx market share

$8B 2023 projected revenue

2024 Revenue growth expected

- For high-risk patients
- Many contraindications, including for common drugs
- Limited treatment window

Sources: [1] https://aspr.hhs.gov/COVID-19/Therapeutics/Pages/default.aspx; https://www.fda.gov/consumers/consumer-updates/know-your-treatment-options-covid-19; https://aspr.hhs.gov/COVID-19/Treatments/Pages/Possible-Treatment-Options-for-COVID19.aspx; [2] https://www.fda.gov/emergency-preparedness-and-response/mcm-legal-regulatory-and-policy-framework/emergency-use-authorization#coviddrugs; [3] Pfizer Q4'22 and Q1'23 reports

INHALED ANTI-COVID-19 NANOAB PROTECTED HAMSTERS FROM SEVERE DISEASE

Significantly milder disease course measured by weight loss in hamsters infected with SARS-COV-2 and then treated with inhaled anti-COVID-19 NanoAbs, administered 24 hours post infection, compared to placebo



Weight (%)
100
95
90
85
0
1
2
3
4
5
6
Day
NanoAb
Placebo control

- Inhaled therapeutic NanoAb group's weight declined on average only 4.1% (0.2mg doses)
- Placebo group's weight declined on average 12.01%
- Highly statistically significant difference ($p<0.001$)

INHALED ANTI-COVID-19 NANOAB VIRTUALLY ELIMINATED VIRAL LOAD IN THE LUNGS



Over a week after infection, compared to placebo group, hamsters treated with Scinai's NanoAb had over 30 times lower SARS-COV-2 viral titers in their lungs

Virus quantification, a measure of viral titer per gram lungs

TCID50


****
****
****
****
Titer [TCID50/g]
10^6
10^5
10^4
10^3
10^2
10^1
limit of detection
G1 PBS
G2 High Dose
G3 PRO Mid Dose
G4 Mid Dose
G5 Low Dose

PCR (RNA copies)


**
*
****
**
SARS-CoV-2 RNA copies/ml BALF
9
8
7
6
5
4
3
2
1
detection limit
G1 PBS
G2 High Dose
G3 PRO Mid Dose
G4 Mid Dose
G5 Low Dose

* $p<0.05$
** $p<0.01$
*** $p<0.001$
**** $p<0.0001$

BOUTIQUE CDMO SERVICES

DE-RISKING SCINAI'S INTERNAL R&D INVESTMENTS BY LEVERAGING INTERNAL CAPABILITIES

ASEPTIC GMP MANUFACTURING SUITES

STATE-OF-THE-ART R&D AND QC LABORATORIES

PHARMA CMC EXPERIENCE

Scinai's CDMO business unit leverages our cGMP manufacturing facility, aseptic fermentation and fill and finish suites, R&D and QC laboratories, and experienced professionals to serve pharmaceutical, biotech, and alternative food tech companies with pilot and clinical process development and manufacturing.

Value for clients: Boutique end-to-end service offering decades of accumulated experience in manufacturing process development, analytical method development and quality control under GLP conditions coupled with robust QMS.

GMP MANUFACTURING AND R&D LABS

Industry standard aseptic facility:
Labs, cleanroom, warehouses, offices

- Analytical methods development combined with best-in-class **QC capabilities** and equipment
- Labs for **manufacturing process development** and scale-up allow for the implementation of quality by design and design of experiment principles
- **GMP suites** for upstream fermentation, downstream purification, media and buffer preparations, formulation and aseptic automated filling of PFS & vials
- Designed to meet **FDA and EMA** regulatory standards
- Single-use equipment enables:
    - Adaptable manufacturing processes for a pipeline of different products
    - Quicker lead times
    - Faster time-to-market for new products









Scinai's 1850m^2 (20,000 sq.ft)
GMP Biologics Manufacturing Facility | Jerusalem

DEEP PHARMA EXPERIENCE & CAPABILITIES

35 STAFF MEMBERS

- 5 PhDs
- Manufacturing, engineering, technical R&D, upstream & downstream process development, QC, QA, clinical and non-clinical, procurement
- Outsourced finance, legal, regulatory



AMIR REICHMAN – CEO

Senior global pharma leadership positions: Pharmaceutical engineering & supply chain at GSK Vaccines, Belgium; Large projects building vaccine manufacturing sites in Belgium, Italy, Germany, Hungary & US; NeuroDerm (R&D); Novartis Vaccines (Global Supply Chain);



DR. TAMAR BEN-YEDIDIA – CSO

Co-invented and guided vaccine candidate through 8 clinical trials including pivotal Phase 3. PhD from Department of Immunology, Weizmann Institute of Science.



ELAD MARK – COO

Led scale-up, tech transfer, manufacturing of recombinant proteins in China, mAbs for Novartis Singapore. Principal bioprocess engineer; Novartis (Technical Project Manager – Process).



DR. DALIT WEINSTEIN-FISCHER – VP TECHNICAL R&D

Leadership roles at Merck kGaA Israel. Directed Biological Processes at NanoSpun Technologies Ltd. and CTO at VAYU Sense AG, specializing in improving bio-based fermentation processes with an AI-based controller. Led the Natural Biotechnology Systems Department at Sigma Aldrich. PhD Molecular Genetics and Microbiology.

BOARD BRINGS SIGNIFICANT EXPERTISE

NORTH AMERICA

Mark Germain, Chairman
Aentib Group (Managing Director). Founder, director, chairman, and/or investor in over 20 biotech companies including Alexion, Incyte, Neurocrine, Ariad, ChromaDex.

Samuel Moed, Director
Bristol Myers Squibb (NYSE: BMY) (Senior Vice President, Corporate Strategy)

Adi Raviv, External Director
Experienced in Wall Street investment banking; Capacity Funding LLC (Principal)

Jay Green, External Director
Glaxo SmithKline (NYSE: GSK) Global Vaccines (Senior Vice President Finance and CFO), Gavi (Advisor for COVAX)

ISRAEL

Amir Reichman, CEO
NeuroDerm Ltd (Senior Scientist), Novartis Vaccines USA (R&D and Global Supply chain), GSK Vaccines Belgium (Global Supply Chain and Global Engineering)

Morris C. Laster, Director
BioLineRx (CEO, Director), OurCrowd (Partner), Clil Medical (CEO), Vital Spark (CEO), Kitov Pharmaceuticals (Co-founder, Director)

Yael Margolin, PhD, External Director
Gamida Cell Ltd. (Nasdaq: GMDA) (President, CEO, Director), Denali Ventures LLC (VP)

Avner Rotman, PhD, Director
Biodar (CEO), Rodar (Founder)

SELECT FINANCIALS & CAP TABLE

Nasdaq: SCNI

	ADS OUTSTANDING
Ordinary ADS	3,651,927
Pre-funded ADS	675,000
Primary shares out	**4,326,927**
$5 Warrants (Expire 20 Dec 2023)	4,700
$5 Warrants (Expire 22 Dec 2025)	1,600,000
Options + RSUs	277,448

Updated: July 31, 2023

- $7.6M cash as of June 30, 2023
- €24M European Investment Bank (EIB) loan payable Dec 31, 2027

SIGNIFICANT POTENTIAL FOR VALUE CREATION

- Well-positioned to bring innovative inflammation & immunology (I&I) therapies to market
- Demonstrated multiple biologics tech transfers, process development and optimization, scale-up, production, preclinical and clinical trials planning and execution



Pipeline of therapeutic drugs based on NanoAb platform

- Targeting diseases with large underserved needs + attractive commercial opportunities
- 5-year research collaboration with Max Planck & UMG, includes exclusive option for exclusive licenses for additional NanoAbs
- De-risked R&D strategy targets massive, validated, underserved markets, such as psoriasis, asthma, psoriatic arthritis and macular degeneration
- Strong, in vivo proof-of-concept results for inhaled NanoAb has strong competitive edge for treatment & prophylactic prevention of COVID-19

NASDAQ: SCNI

www.scinai.com

SEPTEMBER 2023

SCINAI
IMMUNOTHERAPEUTICS

Contact:

Joshua Phillipson

Investor Relations

ir@scinai.com

+972-8-930-2529

